Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the three month period ended March 31, 2007 and should be read in conjunction with the consolidated financial statements for the three month period ended March 31, 2007 and related notes contained in the report.  The date of this management’s discussion and analysis is May 15, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Review of Exploration Projects

Almaden Gold Project, Idaho

Freegold is re-activating and re-evaluating its Almaden gold project.  Located 12 miles east of Weiser, Idaho, this 2,980-acre property is within one mile of paved road and in close proximity (six miles) to Idaho Power’s transmission lines.  Freegold acquired its initial interest in this project in 1995, and increased its interest to 60% by completing a feasibility study in 1997.  The 1997 study by Watts, Griffis and McOuat Limited is referenced in a new 43-101 report that was filed on SEDAR on March 15, 2006.  The historic WGM 1997 study contemplated a 22,500-ton per day open-pit, heap leach operation producing an average of 95,000 ounces of gold per year at an overall 0.6 to 1 strip ratio.  In 2001, Freegold purchased the remaining 40% interest and now controls 100% of this project, subject to the underlying lease and royalty agreements.

Almaden is a classic hot spring epithermal gold deposit.  Gold mineralization occurs as a flat lying, tabular deposit dispersed beneath a thin impermeable opalite cap rock.  There are two known zones of mineralization on the Almaden property: the Main Zone, and a smaller North Zone.  Combined, these zones are roughly one mile in length, and gold mineralization extends from surface down to a currently known depth of 600 feet.  Freegold’s 43-101 report contained an independent resource calculation showing 515,834 ounces in the Indicated category (24,778,000 tons grading 0.021 oz/ton) and 359,802 ounces in the Inferred category (19,989,000 tons grading 0.018 oz/ton).  The current gold resource at Almaden is defined by 677 drill holes (88% of which are less than 100 feet apart), with homogeneous mineralization exhibiting good continuity. Following the completion of a new geological model (which was still in progress at the time of the 43-101 report was finalized), it is anticipated that the bulk of these resources will be brought back into the measured and indicated category as part of the next resource evaluation.

Freegold commenced a new 34,000-foot drill program in July 2006.  One core rig and one reverse circulation rig are currently on the property in a program that is designed to define new gold resources at Almaden.  This new drilling follows the recent re-evaluation of the company's 1997 feasibility study by Hatch Limited.  The WGM study recommended that additional drilling be conducted to test areas of the deposit that remained open laterally and at depth.  These possible expansion areas were confirmed during Freegold's re-modelling of the deposit, and include the following:

•

the periphery of the Main and North zones where a number of holes drilled by previous operators intercepted thick intervals of resource grade mineralization (+.011 oz/ton cut-off) that were not brought into the model due to the wide spacing of the drilling;

•

the southern portion of the Main zone which remains open;

•

depth extensions within the Main and North zones where prior drill holes ended in resource grade material; and

•

an area 1,500 feet to the west of the North Zone where seven previous holes intersected significant shallow mineralization (eg. hole SW13: 180 feet grading 0.038 oz/ton, hole SW40: 160 feet grading 0.053 oz/ton). Six of these holes containing resource-grade mineralization are located in a 200-foot by 50-foot wide area that is currently open for more than 500 feet in two directions and between 200 and 300 feet in the other two directions.

The 34,000 foot resource expansion program is comprised of approximately 2,500 feet of large diameter PQ core drilling that is being used for supplemental metallurgical testing, 16,500 feet of HQ core drilling, and 15,000 feet of RC drilling.  Drilling from this first phase is forecast to be complete by the end of May  2007 at which time a new independent 43-101 resource calculation will be generated.  Mine Development Associates (“MDA”) of Reno, NV has been engaged to assist the Company in the ongoing modelling of the deposit, and to prepare an updated 43-101 compliant resource calculation.

The drill program is having success in delineating depth extensions in the central part of the Main Zone.  Drilling in this area has extended mineralization an additional 300 feet below the 200-foot depth that was previously identified in shallow drilling.  The southern end of the Main Zone remains open, and drilling in this area is continuing to intersect higher-grade zones (e.g. Hole C-66 intercepts 440 feet grading 0.02 oz/ton gold, which includes 55 feet grading 0.051 oz/ton).  Drilling is also being conducted to further define the eastern and western limits of the deposit, and numerous extensions of gold mineralization assaying above the resource cut-off grade have been identified.  Current drilling is focused on the area around hole C-63, which recently discovered a new feeder structure and which intercepted the thickest and deepest mineralization to date on the property.  Tests of this hydrothermal breccia zone to depths of up to 800 feet are in progress.

Upon the completion of the updated resource calculation by MDA and the metallurgical testing by McClelland, Freegold will initiate a new preliminary assessment to determine whether the original mine design in the 1997 WGM feasibility study remains the optimal manner in which to develop the deposit.

Subsequent exploration at Almaden will also be focused on the search for higher-grade bonanza gold mineralization in discrete feeder zones under the main lower-grade deposit, similar to mines in northern Nevada.  No deeper drilling to test for bonanza grade gold targets has been conducted on the project to date, and Freegold’s ongoing mapping and drilling is helping identify suitable targets to test in future drilling to depths of 1,000 to 1,500 feet.

Golden Summit Project, Alaska

Since 1992, Freegold has been systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, and less than 5 miles away from one of Alaska’s largest gold mine – Fort Knox (+350,000 oz/year). Freegold’s 8-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 6.75 million ounces of gold having been recovered from the streams that drain our project area. This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.  Freegold has conducted numerous exploration programs on its property, including drilling 188 holes (78,177 feet), 18,000 feet of surface trenching and collecting and analyzing 7,729 soil samples, allowing Freegold to trim its initial 30,940-acre property holding to 7,500-acres which hosts the most prospective targets.

All of Freegold’s work in 2006 was focused on the area surrounding the historic Cleary Hill mine, which was the largest underground producer in the district before it’s closure in 1942. Freegold’s 2006 trenching and bulk sampling programs not only discovered a new eastern extension of the Cleary Hill vein, but more importantly, discovered the presence of mineralized zones of up to 100 feet wide from the extensive bleeding of gold mineralization, via smaller quartz vein splays and horsetails into both the hanging and foot wall rocks surrounding the Cleary Hill structure.

The discovery was initially made at the old Beistline shaft area, 1,300 feet to the east of the last Cleary Hill underground workings. Channel samples in the summer of 2006 along the 185-foot strike length of the 4" to 18" wide vein in this area averaged 1.15 oz/ton (39.5 g/tonne). Mineralization was noted to extend to the south, and five-foot long channel samples, extending 5-10 feet into the hanging wall returned assays of 25.3, 34.3, 31.1, 26.1 and 46.3 g/tonne (0.74 to 1.35 oz/ton). Overburden stripping in advance of bulk sampling in this area continued to expose additional mineralization further to the south. Samples taken from the walls of the 300’ x 30’ x 30’ bulk sampling pit returned 18 oz/ton (616.7 g/tonne) and 1.9 oz/ton (65.2 g/tonne) over 3-foot long vertical channel samples located 20 feet apart, indicating that multi-oz/ton mineralization can also be found outside the main veins. Additional gold mineralization 80 feet to the south of the bulk-sample pit wall, assayed 0.65 oz/ton (22.3 g/tonne) over 15 feet, perpendicular to the strike of the structures.

A new vein swarm was also discovered in an area 1,000 feet to the south of the Cleary Hill structure. This swarm is comprised of a series of east-northeast trending veins and shear zones that to date have been traced over a 1,100 foot strike length.

Part of the 10,000-ton bulk sample collection in the fall of 2007 involved the construction of a haul road, which aided considerably in the identification of additional veins in the area, as the new road switched back and forth through the vein swarm. The best intercept in this area was the Wackwitz vein, where trenching discovered a new five-foot wide zone averaging 0.48 oz/ton (16.4 g/tonne) over 235 feet, including a higher-grade section of 85 feet averaging 1.01 oz/ton (34.8 g/tonne).

Broader shear zones, with gold grades in the 0.03 - 0.09 oz/ton (1 to 3 g/tonne) range were also discovered over widths up to 25 feet.  The 10,000-ton bulk sample was taken from a total of eight locations, and representative material is currently being tested by McClelland Laboratories and Knelson Gravity Solutions. This testing is to determine an optimal flow sheet to process this material in the spring of 2007 using a portable on-site gravity concentration circuit. Permit applications have also been submitted that could allow for the mining and processing of up to 130,000 tons of material per year.

In addition to the ongoing collection and processing of material for grade confirmation and cash flow generation purposes, Freegold is also in the midst of a 25,000 foot shallow, close spaced drill program that is testing these two areas through their known 1,000 foot width, and at various locations along the known 3,500 foot strike length of this zone.  Initial results from this drill program indicates that Golden Summit may have the potential to host bulk tonnage gold mineralization in addition to high-grade gold mineralization in individual veins.

Vinasale Gold Project, Alaska

On March 2, 2007, Freegold announced the signing of an Exploration with Option to Lease agreement on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 33 million oz Donlin Creek deposit and the operating

Nixon Fork gold mine. The property is under option from Doyon, Limited an Alaskan native regional corporation, which holds 100% of the 128,000-acre property.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990. Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton). While the gold mineralization was found to be refractory, metallurgical testing showed that 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold. The property was subsequently optioned by ASA Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource to 920,000 oz (18.04 million tons @ 0.051 oz/ton) based on the 36 holes that had been drilled into the Central Zone. (Note that these resource figures are historical in nature and are provided for informational purposes only. They are not 43-101 compliant, and as such should not be relied upon.) Previous wide-spaced drilling northeast and south of the known deposit indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold’s 2007 program will focus on expanding the current resources and testing other areas on the property that may have the potential to host additional resources. Initial programs will include geological mapping, sampling and geophysical surveys.  Freegold will also be collecting new samples for further metallurgical testing. This test work will be conducted under the supervision of Freegold’s new VP of Project Development, Jeff Woods, who has considerable experience in the metallurgical testing of refractory deposits, and in the design, construction and operation of numerous refractory processing plants.

Rob Project, Alaska

Acquired in 2002, Rob is the latest Freegold project in the company’s portfolio to undergo a new re-evaluation. Since acquiring the project, Freegold conducted limited reconnaissance work on this 106-claim property, confirming the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990’s. This team was also responsible for the discovery of the nearby Pogo deposit, a + 4 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long intrusive dome that hosts the Rob gold mineralization. Previous grab samples from Rob returned values of 25.2 oz/ton (856 g/tonne) gold (Blue Lead prospect) and 28.9 oz/ton (991 g/tonne) gold (Michigan prospect). Interest in the Goodpaster district, which hosts the Rob property, has picked up considerably with the commencement of production at the Pogo mine in 2006 (scheduled to be the largest gold mine in the State with annual production ranging from 350,000 to 500,000 oz/year) and most recently with the consolidation of a large land package surrounding the Pogo mine and our Rob property by the founder and former Chairman of Goldcorp., Robert McEwen.  Freegold believes that Rob represents an excellent early stage exploration project that has the potential to add significant value to our portfolio.

Grew Creek Project, Yukon Territory

Acquired in 2004, Freegold is earning up to a 100% interest in a 25 km long claim block within the Tintina Trench. The Tintina Gold Belt, stretching from southeastern Yukon to southwestern Alaska, is one of the most prolific gold trends in North America and host’s major gold deposits such as Donlin Creek, Fort Knox, Pogo, Dublin Gulch and Brewery Creek.  The Grew Creek Project contains the first documented epithermal (hot springs) gold occurrence in the Yukon Territory, and evidence of hydrothermal activity is found throughout the property. One deposit (the Main Zone) was discovered on the property and delineated with 147 holes by prior operators in the late 1980’s/early 1990’s. Freegold undertook its own 12-hole confirmatory drilling program on the Main Zone in 2004. Intercepts from this program included: 297 feet grading 2.25 g/t and 145 feet grading 4.34 g/t. Other higher-grade intercepts within the Main Zone from drilling conducted by prior operators include: 59 feet grading 38.8 g/t and 20 feet grading 54.9 g/t (note: these results are not true width and are non 43-101 complaint results.  These are presented here for historical purposes and should not be relied upon).

Freegold recently announced that it is developing new geological models for the deposition of gold mineralization in the Rat Creek and Tarn zones on the property following the identification of uranium in  core drilled on the property by Freegold in 2006, and a re-assessment of multi-element assay results in light of new deposit types currently being explored for in the Yukon.  Re-assaying of a radioactive core interval that had been held at the assay lab from Freegold’s 2006 drill program into these two zones returned 1.52 m grading 0.1% U308.   Areas of anomalous rare earth elements in glacial till plus elevated arsenic, antimony, cobalt, tungsten, copper, lead, zinc, molybdenum and iron in drill core from Rat Creek and Tarn targets point to the need for new geological models (including Intrusion Related and Iron-Oxide Copper Gold deposit types).  Freegold is currently seeking a joint venture partner to further exploration on this property.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31,(audited)
	2006	2005	2004
Total revenues	$126,882	$40,434	$168,823
General and administrative expenses	$1,510,665	$1,328,008	$1,381,717
Mineral property costs	3,310,465	1,114,827	1,387,730
Income (loss) before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(1,510,665) (0.04)	(1,328,008) (0.04)	(1,381,717) (0.05)
Net income (loss) before income taxes ➢ In total ➢ Basic and diluted loss per share	(1,772,633) (0.05)	(1,368,370) (0.04)	(2,018,689) (0.08)
Totals assets	12,381,233	9,431,704	10,442,657
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Mar. 31	Dec. 31	Sep 30	Jun 30	Mar 31	Dec. 31	Sep 30	Jun 30
	2007	2006	2006	2006	2006	2005	2005	2005
Total revenues	$115,286	$44,728	$10,987	$67,509	$3,658	$25,065	$6,865	$4,933
Net loss – before tax	273,986	717,993	599,310	195,838	259,492	373,741	398,061	290,184
Net loss per share	0.01	0.02	0.02	0.01	0.01	0.01	0.01	0.01
Total assets	14,244,958	12,381,233	10,694,202	11,137,711	9,406,647	9,431,704	9,652,159	9,792,836

Results of operations

The three month period ended March 31, 2007 resulted in a net loss of $273,986 which compares with a loss of $259,492 for the same period in 2006.  General and administrative expenses for the three month period ended March 31, 2007 were $330,381, an increase of $67,231 over the same period in 2006. Travel costs of $70,392 were recorded as compared to $20,216 during the previous year as the Company was actively increasing awareness of its exploration projects.   The total fair value of stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $16,652 for the period ended March 31, 2007 compared to $8,991 for the previous year.  Interest charges of $54,189 included a $34,132 amount that relates to the valuation of the warrants that were issued in relation to the $1,000,000 loan. All other general and administrative costs were relatively the same when compared to the previous year’s three month period.  Capital gains of $109,370 were realized on the sale of investments  as compared to $Nil over the same period in 2006.   Interest income of $5,916 was also earned in 2007 as compared to $3,658 in the previous three month period as the Company had more funds on deposit.

During the three month period ended March 31, 2007, the Company incurred mineral property deferred exploration costs of $1,109,067.  Of the deferred exploration costs, $247,286 was incurred to review and update previous engineering and resource work and $465,038 was incurred for drilling on the Almaden project in Idaho. $369,388 was incurred on the Golden Summit project in Alaska of which $159,934 was for drilling and assays. A further$26,832 was incurred on the newly optioned Vinasale project in Alaska.  Mineral property acquisition costs of $140,409 were also incurred which included $42,909 for the Almaden Idaho project, $11,500 cash and $17,000 valued in shares for the Golden Summit Alaska project and $69,000 for the newly optioned Vinasale project in Alaska.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $23,229 for the period ended March 31, 2007, a decrease of $14,352 over the same period in 2006.

Liquidity and capital resources

At March 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was   $1,132,333 compared with a deficit of $805,360 at December 31, 2006.  During the first quarter, the $1,000,000 loan was repaid.  During 2007, 7,206,342 shares were issued for gross proceeds of $3,496,717.

The Company has an investment with a book value of $181,027 and a market value of $187,790 as at March 31, 2007. The investment consists of 528,986 shares of Pacific North West Capital Corp.  This company has certain directors in common. These amounts are included in the above working capital. The Company had 47,494,224  issued and outstanding shares at March 31, 2007.

Contractual commitments

The Company is committed under an operating lease, for its office premises with the following lease payments to the expiration of the lease on June 30, 2010.

Fiscal year ended Dec. 31,	2007	2008	2009	2010	2011	Thereafter

Office lease	$39,679	$39,679	$39,679	$19,840	-	-

 Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the three month period ended March 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

There are no changes in significant accounting policies.

Auditors

The Company’s auditors for the year ended December 31, 2005, Staley, Okada & Partners, have combined their practice with PricewaterhouseCoopers LLP. The directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending December 31, 2007.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, portfolio investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at March 31, 2007, there were 47,494,224 outstanding common shares compared to 40,262,882 outstanding shares at December 31, 2006.  The increase reflects the issuance of 577,271 performance shares, 6,629,071 shares for cash, and 25,000 shares for mineral properties.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Notes 8e to the consolidated financial statements to March 31, 2007.

Related party transactions

A total of $25,920 was paid to a company controlled by Harry Barr, a Director and Chairman of the Company, for management services during the three month period ended March 31, 2007.  A total of $6,396 was paid to a company controlled by Taryn Downing, the Corporate Secretary of the Company, for Corporate secretarial services during the three month period ended March 31, 2007.   A total of $7,500 was paid to a company controlled by Gord Steblin, the Chief Financial Officer (CFO) of the Company for accounting services during the three month period ended March 31, 2007.   A total of $20,834 was paid  and 50,000 performance shares issued to Kristina Walcott, the Vice-President Business Development.  A total of $32,854 was paid and 400,000 performance shares reserved for issuance to Jeff Woods, the Vice-President Project Development.

Disclosure controls and internal controls over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD & A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board and Audit Committee.  The company’s CEO and CFO have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending March 31, 2007.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (ICFR), and confirm that there were no changes in these controls that occurred during the most recent period ended March 31, 2007 which materially affected, or are reasonably likely to materially affect the Company’s ICFR.

Risks and uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the company’s properties.

Outlook

The Company ended March 31, 2007 with working capital of $1,132,333.  The Company has repaid the $1,000,000 loan and estimates that it will have adequate funds to meet its corporate, administrative and property obligations for the coming year.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.